                                               Filed Pursuant to Rule 424(b)(2)
                                      Relating to Registration Number 333-34181


             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 10, 1997 [FSA LOGO]
                                     $130,000,000

                      FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.
                    7.375% SENIOR QUARTERLY INCOME DEBT SECURITIES
                               DUE 2097 (SENIOR QUIDS)

                              -------------------------

    The 7.375% Senior Quarterly Income Debt Securities due 2097 (the "Debt Securities") are being offered hereby by Financial Security Assurance Holdings Ltd. (the "Company"). The Debt Securities will bear interest at the rate of 7.375% per annum, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1997. The Debt Securities will mature on September 30, 2097. The Debt Securities may not be redeemed by the Company prior to September 18, 2002 and are not subject to any sinking fund.

    The Debt Securities will be issued only in fully registered form and will be represented by one global security registered in the name of a nominee of The Depository Trust Company, as Depositary (the "Depositary"). Beneficial interests in the global security representing the Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Debt Securities in certificated form will not be issued in exchange for the global security. The Debt Securities will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Debt Securities will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Debt Securities".

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
              PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
               SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.  ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              --------------------------

                          Initial Public      Underwriting       Proceeds to
                        Offering Price (1)    Discount (2)       Company (1)(3)
                        ------------------    -----------        --------------
Per Debt Security....         100%               3.15%               96.85%
Total                     $130,000,000        $4,095,000          $125,905,000

---------------
(1) Plus accrued interest, if any, from September 18, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses estimated at $226,000 payable by the Company.

                              -------------------------

    The Debt Securities offered hereby are offered severally by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debt Securities will be ready for delivery in New York, New York on or about September 18, 1997, against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.
           MORGAN STANLEY DEAN WITTER
                         PAINEWEBBER INCORPORATED
                                       PRUDENTIAL SECURITIES INCORPORATED
                                                              SMITH BARNEY INC.
                             ---------------------------
            The date of this Prospectus Supplement is September 15, 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH DEBT SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                     THE COMPANY

    Financial Security Assurance Holdings Ltd. (the "Company"), through its wholly owned subsidiary, Financial Security Assurance Inc. ("FSA"), is primarily engaged in the business of providing financial guaranty insurance on asset-backed securities and municipal bonds. FSA was the first insurance company organized to insure asset-backed obligations and has been a leading insurer of asset-backed obligations (based on number of transactions insured) since its inception in 1985. FSA expanded the focus of its business in 1990 to include financial guaranty insurance of municipal obligations. For the six months ended June 30, 1997, FSA had gross premiums written of $132.1 million, of which 49% related to insurance of asset-backed obligations and 51% related to insurance of municipal obligations. At June 30, 1997, FSA had net insurance in force of $102.5 billion, of which 69% represented insurance of municipal obligations and 31% represented insurance of asset-backed obligations.

    Financial guaranty insurance written by FSA typically guarantees scheduled payments on an issuer's obligations. In the case of a payment default on an insured obligation, FSA is generally required to pay the principal, interest or other amounts due in accordance with the obligations' original payment schedule or, at its option, to pay such amounts on an accelerated basis. FSA's underwriting policy is to insure asset-backed and municipal obligations that would otherwise be investment grade without the benefit of FSA's insurance. The asset-backed obligations insured by FSA are generally issued in structured transactions backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by FSA consist primarily of general obligation bonds supported by the issuers' taxing power and special revenue bonds and other special obligations of state and local governments supported by the issuers' ability to impose and collect fees and charges for public services or specific projects.

    The Company's business objective is to remain a leading insurer of asset-backed obligations and to become a more prominent insurer of municipal obligations. The Company's acquisition of Capital Guaranty Corporation ("Capital Guaranty") in December 1995 increased the Company's presence in the insured municipal bond sector. The Company believes that the demand for its financial guaranty insurance will grow over the long term in response to anticipated growth in insured asset-backed and municipal obligations. The Company expects continued growth in the insurance of asset-backed obligations, due in part to the continued expansion of asset securitization outside of the residential mortgage sector. In the long term, the Company also expects continued growth in the insurance of municipal obligations, due in part to increased issuance of municipal bonds to finance repairs and improvements to the nation's infrastructure and increased municipal bond purchases by individuals who generally purchase insured obligations. In addition, the percentage of new domestic municipal bond volume which is insured has increased each year since 1986, to 46% for the year ending 1996 according to published sources. The Company maintains offices in New York City, San Francisco, Dallas, London, Paris and Sydney, and expects soon to open a Singapore office. In addition to its domestic business, the Company pursues international opportunities and currently operates in the European and Pacific Rim markets. The Company was the first financial guaranty insurance company to insure obligations in international markets.

    The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both asset-backed and municipal obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures.

    The claims-paying ability of FSA is rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard & Poor's Ratings Services ("S&P"), Fitch Investors Service, L.P., Nippon Investors Services and S&P (Australia) Pty. Ltd.

    FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

    The principal executive offices of the Company are located at 350 Park Avenue, New York, New York 10022. The telephone number at that location is (212) 826-0100.

                                   USE OF PROCEEDS

    The proceeds to the Company from the sale of the Debt Securities, net of underwriting discounts and expenses, are estimated to be approximately $125.7 million. The net proceeds from the sale of the Debt Securities will be used as follows: (a) approximately $30 million will be used to repay outstanding 7.05% Notes due 2003 of Capital Guaranty, (b) up to approximately $28 million may be used to purchase shares of its common stock pursuant to forward agreements with certain financial institutions, (c) approximately $50 million will be contributed to the capital of and/or lent to FSA and (d) approximately $17.7 million ($45.7 million if the Company does not purchase shares pursuant to the forward agreements) will be retained by the Company for general corporate purposes.

                                    CAPITALIZATION

    The following table sets forth the total capitalization of the Company at June 30, 1997, and such capitalization as adjusted to give effect to the issuance and sale of $130 million aggregate principal amount of Debt Securities (in each case without giving effect to the payment of expenses).

                                                    June 30, 1997
                                       ----------------------------------------
                                            Actual              As Adjusted (1)
                                       ----------------------------------------
                                                      (Unaudited)
                                                 (Dollars in Thousands)
Long-term debt                             $  30,000            $ 130,000

Shareholders' equity:
Preferred Stock                                  700                  700
Common Stock                                 694,973              694,973
    Retained earnings                        182,429              182,429
    Unrealized gain on investments            12,732               12,732
    Deferred Equity compensation              14,302               14,302
    Less treasury stock at cost              (63,937)             (91,937)
                                           ---------            ---------
      Total shareholders' equity             841,199              813,199
                                           ---------            ---------
      Total capitalization                 $ 871,199            $ 943,199
                                           =========            =========

------------
(1) Adjusted to give effect to the issuance and sale of and use of proceeds from the Debt Securities, including the use of $28 million for the purchase of shares pursuant to the forward agreements.

                 SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

    The selected consolidated financial data in the table below for each of the five years in the period ended December 31, 1996 have been derived from audited consolidated financial statements of the Company previously filed with the Commission. The selected consolidated financial data at June 30, 1996 and 1997, and for the six months ended June 30, 1996 and 1997, are unaudited but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The results of operations for the periods ended June 30, 1996 and 1997 are not necessarily indicative of the operating results for the full year. The following information should be read in conjunction with the consolidated financial statements and related notes of the Company included, or incorporated by reference, in the Company's periodic reports filed under the Exchange Act that are incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                                                SIX MONTHS
                                                         YEARS ENDED DECEMBER 31,                              ENDED JUNE 30,
                                     ----------------------------------------------------------             ------------------
                                     1992(1)       1993(2)     1994          1995          1996             1996          1997
                                     ----          ----        ----          ----          ----             ----          ----
                                                     (Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Gross premiums written.......    $ 131,131     $ 127,409     $ 106,449     $110,742       $176,965       $ 97,341     $132,106
Net premiums written.........       78,397        65,006        77,757       77,576        121,000         64,865       94,679
Net Premiums earned..........       63,857        63,377        65,754       69,347         90,448         42,484       52,335
Net realized gains
   (losses)..................       29,153        18,292        (3,773)       5,120          3,189          1,512        1,333
Net investment income........       47,024        47,948        46,592       48,965         65,064         31,668       33,482
Total revenues...............      142,506       127,654       109,350      127,273        158,998         75,769       90,407
Losses and loss adjustment
  expenses...................       54,623        84,054         3,024      21,6584          6,874          3,155        4,441
Amortization and write-
  off of goodwill............        3,718        81,598          --          --              --             --           --
Policy acquisition and other
  expenses...................       31,323        40,459        28,036       30,573         42,353         21,169       23,642
Income (loss) before income
  taxes .....................       52,842      (163,866)       78,290       75,042        109,771         51,445       62,324
Net income (loss)............       43,457      (124,707)       60,375       55,038         80,760         38,292       45,483
Earnings (loss) per common
   share.....................         1.90         (5.44)         2.32         2.13           2.64           1.23         1.52
Cash dividends per common
  share......................         0.26           --           0.16         0.32           0.35           0.16         0.19

SELECTED FINANCIAL STATISTICS

GAAP BASIS(3)

Loss ratio...................         85.5%        132.6%          4.6%        31.2%(4)        7.6%           7.4%         8.5%
Expense ratio................         47.3          62.1          40.5         42.2           42.8           45.4         41.5
Combined ratio...............        132.8         194.7          45.1         73.4           50.4           52.8         50.0
SAP BASIS(3)%
Loss ratio...................         67.7%          0.7%         28.1%        16.7%          10.6%           0.4%         8.1%
Expense ratio................         47.5          52.2          59.1         45.5           33.7           26.8         23.0
Combined ratio ..............        115.2          52.9          87.2         62.2           44.3           27.2         31.1
BALANCE SHEET
Total investments............     $727,455      $786,723(5)   $747,176   $1,110,742     $1,154,416     $1,139,439   $1,266,035
Prepaid reinsurance
  premiums...................       98,225       127,849       121,668      133,548        151,224        144,881      169,112
Total assets.................    1,042,362     1,030,587     1,074,316    1,490,262      1,537,742      1,516,296    1,694,604
Deferred premium
   revenue...................      297,073       328,165       334,569      463,897        511,196        496,061      570,363
Total liabilities............      433,166       488,615       528,880      712,315        736,482        756,296      853,405
Shareholders' equity.........      609,196       541,972       545,436      777,947        801,260        760,000      841,199
Book value per common
   share.....................        26.64         20.95         20.92        24.67          26.71          25.10        28.18
SELECTED FINANCIAL STATISTICS3
Gross insurance in force.....  $52,592,000   $61,290,000   $65,824,000  $99,034,000   $125,432,000   $109,877,000 $139,706,000
Net insurance in force ......   37,334,000    41,667,000    45,825,000   75,360,000     93,704,000     85,271,000  102,530,000
Qualified statutory capital..      461,443       454,048       465,787      644,653        675,944        661,732      711,154
Policyholders' leverage ratio         81:1          92:1          98:1        117:1          139:1          129:1        144:1


-----------------------------

    1. Results for full year 1992 were adversely affected by $54.6 million of additional reserves, consisting of case basis reserves for three commercial mortgage transactions insured by FSA and the establishment of a non-specific general reserve (the "General Reserve") for unidentified losses covering FSA's entire insured portfolio.

    2. Results for the year ended December 31, 1993 were adversely affected by $63.7 million in net incurred losses for three commercial mortgage transactions insured by FSA, $63.0 million of which losses were directly paid by a U S WEST, Inc. Letter of Credit. The payment under the U S WEST, Inc. Letter of Credit was accounted for under GAAP as a contribution of capital (net of related tax effect) and the related losses were reflected as an expense in the Company's income statement, while for SAP income statement purposes the drawings under the U S WEST, Inc. Letter of Credit were netted against such losses. Results were also adversely affected by an increase in FSA's General Reserve of $20.3 million, a write-off of $78.8 million of goodwill, a restructuring charge of $85.4 million resulting from the premium payment by FSA to Commercial Reinsurance Company under its reinsurance agreement with FSA and non-recurring charges of approximately $10.0 million. Gross and net premiums written were reduced due to the cession of $17.9 million of unearned premiums from FSA to Commercial Reinsurance Company under such reinsurance agreement.

    3. These ratios and statistics relate solely to FSA. The GAAP loss ratio is losses and loss adjustment expenses incurred (inclusive of additions to the General Reserve) divided by net premiums earned. The SAP loss ratio is losses and loss adjustment expenses incurred (exclusive of additions to the General Reserve) divided by net premiums earned. The statutory loss ratio for the period ended June 30, 1997 reflects the increase in case basis reserves of $3.2 million which was recorded for statutory financial statement purposes in July 1997. The GAAP expenses ratio is underwriting and operating expenses divided by net premiums earned. The SAP expense ratio is underwriting and operating expenses divided by net premiums written. The combined ratio on both a GAAP and SAP basis is the sum of the applicable loss and expense ratios.

    4. 1995 losses and loss adjustment expenses and loss ratio include $15.4 million increase to General Reserve related to the merger with Capital Guaranty Corporation. Excluding this increase, the loss ratio would have been 9.0%.

    5. Total investments at December 31, 1993 included $54.1 million of unrealized gains and $24.3 million of funds withheld from the premium ceded by FSA to Commercial Reinsurance Company, pending deposit of such funds in a trust account satisfying the requirements of applicable insurance law.

                          RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated earnings before income taxes and fixed charges. Fixed charges consist of interest and one-third of rental expense deemed representative of the interest factor for such rental expense. The ratio for 1993 is considered not meaningful because of the significant loss incurred by the Company in that year. The Company had no capitalized interest for the periods presented.
                                                                SIX MONTHS
                                                                   ENDED
                                 YEARS ENDED DECEMBER 31,         JUNE 30,
                             --------------------------------   -----------
                             1992   1993   1994   1995   1996   1996   1997
                             ----   ----   ----   ----   ----   ----   ----
Ratio of earnings
to fixed charges..........   31.1    N/M   51.2   70.0   35.2   32.7   39.5



                            DESCRIPTION OF DEBT SECURITIES

    The Debt Securities offered hereby will represent direct unsecured obligations of the Company and will be issued as a separate series of debt securities under the Indenture, dated as of September 15, 1997 (the "Senior Indenture"), between the Company and First Union National Bank, as Trustee (the "Trustee"). The statements herein relating to the Debt Securities and the Senior Indenture are summaries of, and subject to, the detailed provisions of the Senior Indenture, including the definitions therein of certain terms. A copy of the Senior Indenture is filed as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. The following summaries of certain provisions of the Senior Indenture and of the Debt Securities (referred to in the accompanying Prospectus as the "Debt Securities") supplement, and to the extent inconsistent therewith replace, the summaries of certain provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made, and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Senior Indenture, including the definitions therein of certain terms.

    The Debt Securities offered hereby will be limited to $130,000,000 aggregate principal amount and will mature on September 30, 2097. Each Debt Security will bear interest at the rate of 7.375% per annum from September 18, 1997 or from the most recent interest payment date to which interest has been paid or provided for, payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 1997, to the person in whose name such Debt Security is registered at the close of business on March 15, June 15, September 15 or December 15, as the case may be, next preceding such interest payment date. The Debt Securities will not be redeemable prior to September 18, 2002, and thereafter will be redeemable at the option of the Company, in whole at any time or in part from time to time, without premium or penalty. The Debt Securities will be subject to defeasance and covenant defeasance as provided in Article Thirteen of the Senior Indenture.

BOOK-ENTRY PROCEDURES

    Except as set forth below, Debt Securities will be available for purchase in book-entry form only in denominations of $25 and integral multiples thereof. Market makers expect to trade the Debt Securities in round lots of 100 units (representing $2,500 aggregate principal amount). Upon issuance, all Debt Securities will be represented by one fully registered global security (the "Registered Global Security"). The Registered Global Security will be deposited with, or on behalf of, the Depositary, and registered in the name of the Depositary or a nominee thereof. The Registered Global Security may be transferred, in whole but not in part, by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary selected or approved by the Company or to a nominee of such successor Depositary.

    The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the depositary book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Ownership of beneficial interest in the Debt Securities will be limited to persons that have accounts with the Depositary ("Agent Members") or persons that may hold interests through Agent Members. The Depositary has advised the Company that upon the issuance of the Registered Global Security representing the Debt Securities, the Depositary will credit, on its book-entry registration and transfer system, the Agent Members' accounts with the respective principal amounts of the Debt Securities beneficially owned by such Agent Members. Ownership of beneficial interest in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Agent Members) and on the records of Agent Members (with respect to interests of persons holding through Agent Members). The laws of some states may require that certain purchases of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the Registered Global Security.

    So long as the Depositary, or its nominee, is the registered owner of the Registered Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Registered Global Security for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in the Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Debt Securities in definitive form and will not be considered the owners or Holders thereof under the Senior Indenture. Accordingly, each Person owning a beneficial interest in the Registered Global Security must rely on the procedures of the Depositary and, if such Person is not an Agent Member, on the procedures of the Agent Member through which such Person owns its interest, to exercise any rights of a Holder under the Senior Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in the Registered Global Security desires to give or take any action which a Holder is entitled to give or take under the Senior Indenture, the Depositary would authorize the Agent Members holding the relevant beneficial interests to give or take such action, and such Agent Members would authorize beneficial owners owning through such Agent Members to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Payment of principal of, and interest on, Debt Securities registered in the name of the Depositary or its nominee will be made by wire transfer of immediately available funds on the date such payment is due to the Depositary or its nominee, as the case may be, as the Holder of the Registered Global Security representing such Debt Securities. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Registered Global Security, will credit the accounts of the Agent Members with payment in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of the Depositary. The Company also expects that payments by Agent Members to owners of beneficial interests in the Registered Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Agent Members.

    If (x) the Depositary notifies the Company that it is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agent registered under the Exchange Act and a successor Depositary is not appointed by the Company within 90 days after the Company receives such notice, or becomes aware of such condition, as the case may be, or (y) the Company executes and delivers to the Trustee an Officers' Certificate to the effect that the Registered Global Security shall be transferable and exchangeable, the Registered Global Security will be transferable or exchangeable for Debt Securities in definitive form of an equal aggregate principal amount without coupons and in denominations of $25 and integral multiples thereof. Such definitive Debt Securities shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Agent Members with respect to ownership of beneficial interests in the Registered Global Security.

                                     UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), each of the underwriters named below (the "Underwriters") has severally agreed to purchase from the Company the aggregate principal amount of Debt Securities set forth opposite its name below.

                                                             PRINCIPAL AMOUNT OF
                           UNDERWRITER                         DEBT SECURITIES
                           -----------                       -------------------

       Goldman, Sachs & Co.....................................   $ 22,000,000
       Morgan Stanley & Co. Incorporated.......................   $ 21,750,000
       PaineWebber Incorporated................................   $ 21,750,000
       Prudential Securities Incorporated......................   $ 21,750,000
       Smith Barney Inc........................................   $ 21,750,000
       BT Alex. Brown Incorporated.............................   $  1,500,000
       A.G. Edwards & Sons, Inc................................   $  1,500,000
       EVEREN Securities, Inc..................................   $  1,500,000
       Oppenheimer & Co., Inc..................................   $  1,500,000
       J.C. Bradford & Co......................................   $    750,000
       Cowen & Company.........................................   $    750,000
       Dain Bosworth Incorporated..............................   $    750,000
       Fahnestock & Co. Inc....................................   $    750,000
       Interstate/Johnson Lane Corporation.....................   $    750,000
       Janney Montgomery Scott Inc.............................   $    750,000
       Kennedy, Cabot & Co.....................................   $    750,000
       Legg Mason Wood Walker, Incorporated....................   $    750,000
       McDonald & Company Securities, Inc......................   $    750,000
       McGinn, Smith & Co., Inc................................   $    750,000
       Morgan Keegan & Company, Inc............................   $    750,000
       The Ohio Company........................................   $    750,000
       Olde Discount Corporation...............................   $    750,000
       Piper Jaffray Inc.......................................   $    750,000
       Rauscher Pierce Refsnes, Inc............................   $    750,000
       Raymond James & Associates, Inc.........................   $    750,000
       The Robinson-Humphrey Company, Inc......................   $    750,000
       Tucker Anthony Incorporated.............................   $    750,000
       U.S. Clearing Corp......................................   $    750,000
       Wheat First Butcher Singer..............................   $    750,000
                                                                  ------------

           Total...............................................   $130,000,000
                                                                  ============

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debt Securities, if any are taken pursuant to the Underwriting Agreement, all such Debt Securities must be purchased.

    The Company has been advised that the Underwriters propose initially to offer the Debt Securities to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a selling concession not in excess of 2.00% of the principal amount. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 1.60% of the principal amount to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

    There is currently no public market for the Debt Securities. The Company has been advised by the Underwriters that, following completion of the initial offering of the Debt Securities, they presently intend to make a market in the Debt Securities although they are under no obligation to do so and may discontinue any market-making activities at any time without notice. Application will be made to list the Debt Securities on the New York Stock Exchange.

    In connection with the offering, the Underwriters may purchase and sell the Debt Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debt Securities; and syndicate short positions involve the sale by the Underwriters of a greater number of Debt Securities than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such Debt Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail on the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Underwriters, and certain of their affiliates, have from time to time provided investment banking, financial advisory and other services to the Company and its affiliates in the ordinary course of business.

                                    LEGAL OPINIONS

    The validity of the Debt Securities offered hereby will be passed upon for the Company by Bruce E. Stern, Esq., General Counsel of the Company, and for the Underwriters by Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019.

                                       EXPERTS

    The consolidated financial statements and the related consolidated financial statement schedule of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon dated January 24, 1997, incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS
----------


                                   US $250,000,000

                      FINANCIAL SECURITY ASSURANCE HOLDINGS LTD.

                                   DEBT SECURITIES
                                     COMMON STOCK


         Financial Security Assurance Holdings Ltd., a New York corporation (the "Company"), may offer from time to time (a) its unsecured debt securities, in one or more series, which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"); and (b) shares of its Common Stock, par value $.01 per share (the "Common Stock"). The Debt Securities and Common Stock (collectively, the "Securities") will be offered in amounts, at prices and on terms to be determined at the time any such Securities are to be offered. The Securities will have an aggregate initial offering price of up to $250,000,000 or the equivalent thereof in U.S. dollars if any Securities are denominated in a foreign currency or in currency units.

         Specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (a) in the case of the Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculation of interest and premium, if any, place or places where principal, premium, if any, and interest will be payable, any terms of redemption, any sinking fund provisions, terms for any conversion or exchange into other Securities, initial public offering or purchase price, methods of distribution and other special terms, and (b) in the case of Common Stock, the number of shares offered, initial public offering or purchase price, methods of distribution and other special terms.

         The Prospectus Supplement will also contain information, as applicable, about certain United States Federal income tax considerations relating to the Securities.

         The Securities may be sold to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution". The names of any underwriters, dealers or agents involved in the sale of Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement.

         This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------------

                  The date of this Prospectus is  September 10, 1997

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                               ------------------------


           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
       COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE
         COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

         No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and the applicable Prospectus Supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any agent, underwriter or dealer. This Prospectus and the Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities to which they relate in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and proxy and information statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 14th Floor, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates, or may be viewed by visiting the Commission's web site at http://www.sec.gov. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Statements contained herein concerning the provisions of any document do not purport to be complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

         (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

         (2) The Company's Quarterly Report on Form 10-Q for each of the first two calendar quarters of 1997.

         (3) The description of the Common Stock of the Company contained in the Company's Registration Statement on Form 8-A declared effective by the Commission on May 6, 1994, and any amendment or report filed for the purpose of updating such description.

         Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the foregoing documents). Any such request should be directed to: Bruce E. Stern, Esq., Financial Security Assurance Holdings Ltd., 350 Park Avenue, New York, New York 10022 (telephone: (212) 826-0100).


                                     THE COMPANY

         Financial Security Assurance Holdings Ltd. (the "Company"), through its wholly owned subsidiary, Financial Security Assurance Inc. ("FSA"), is primarily engaged in the business of providing financial guaranty insurance on asset-backed securities and municipal bonds. FSA was the first insurance company organized to insure asset-backed obligations and has been a leading insurer of asset-backed obligations (based on number of transactions insured) since its inception in 1985. FSA expanded the focus of its business in 1990 to include financial guaranty insurance of municipal obligations. For the six months ended June 30, 1997, FSA had gross premiums written of $132.1 million, of which 49% related to insurance of asset-backed obligations and 51% related to insurance of municipal obligations. At June 30, 1997, FSA had net insurance in force of $102.5 billion, of which 69% represented insurance of municipal obligations and 31% represented insurance of asset-backed obligations.

         Financial guaranty insurance written by FSA typically guarantees scheduled payments on an issuer's obligations. In the case of a payment default on an insured obligation, FSA is generally required to pay the principal, interest or other amounts due in accordance with the obligations' original payment schedule or, at its option, to pay such amounts on an accelerated basis. FSA's underwriting policy is to insure asset-backed and municipal obligations that would otherwise be investment grade without the benefit of FSA's insurance. The asset-backed obligations insured by FSA are generally issued in structured transactions backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. The municipal obligations insured by FSA consist primarily of general obligation bonds supported by the issuers' taxing power and special revenue bonds and other special obligations of state and local governments supported by the issuers' ability to impose and collect fees and charges for public services or specific projects.

         The Company's business objective is to remain a leading insurer of asset-backed obligations and to become a more prominent insurer of municipal obligations. The Company's acquisition of Capital Guaranty Corporation ("Capital Guaranty") in December 1995 increased the Company's presence in the insured municipal bond sector. The Company believes that the demand for its financial guaranty insurance will grow over the long term in response to anticipated growth in insured asset-backed and municipal obligations. The Company expects continued growth in the insurance of asset-backed obligations, due in part to the continued expansion of asset securitization outside of the residential mortgage sector. In the long term, the Company also expects continued growth in the insurance of municipal obligations, due in part to increased issuance of municipal bonds to finance repairs and improvements to the nation's infrastructure and increased municipal bond purchases by individuals who generally purchase insured obligations. In addition the percentage of new domestic municipal bond volume which is insured has increased each year since 1986, to 46% for the year ending 1996 according to published sources. The company maintains offices in New York City, San Francisco, Dallas, London, Paris, Madrid and Sydney, and expects soon to open an office in Singapore. In addition to its domestic business, the Company pursues international opportunities and currently operates in the European and Pacific Rim markets. The Company was the first financial guaranty insurance company to insure obligations in international markets.

         The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both asset-backed and municipal obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures.

         The claims-paying ability of FSA is rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard & Poor's Ratings Services ("S&P"), Fitch Investors Service, L.P., Nippon Investors Services and S&P (Australia) Pty. Ltd.

         FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

         The principal executive offices of the Company are located at 350 Park Avenue, New York, New York 10022. The telephone number at that location is (212) 826-0100.


                                   USE OF PROCEEDS

         Unless otherwise stated in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Securities will be used for general corporate purposes of the Company.

                          RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated income before income taxes and fixed charges. Fixed charges consist of interest and one-third of rental expense which is deemed representative of the interest factor for such rental expense. The ratio for 1993 is considered not meaningful because of the significant loss incurred by the Company in that year. The Company had no capitalized interest for the periods presented.

                                                            Six Months
                                                              Ended
                              Years Ended December 31,       June 30,
                              ------------------------       --------

                         1992   1993   1994   1995   1996   1996   1997
                         ----   ----   ----   ----   ----   ----   ----
Ratio of earnings to
fixed charges            31.1   N/M    51.2   70.0   35.2   32.7   39.5


                            DESCRIPTION OF DEBT SECURITIES

         The Senior Debt Securities offered hereby are to be issued in one or more series under a Senior Indenture, as supplemented from time to time (as so supplemented, the "Senior Indenture"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Indenture Trustee"). The Subordinated Debt Securities offered hereby are to be issued in one or more series under a Subordinated Indenture, as supplemented from time to time (as so supplemented, the "Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Indenture Trustee" and, together with the Senior Indenture Trustee, the "Trustees"). Copies of the Senior Indenture and the form of the Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

         The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time) and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Whenever particular sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated herein or therein by reference.

GENERAL

         The Debt Securities will be direct and unsecured obligations of the Company. The Senior Debt Securities will rank equally and ratably with all other unsecured and unsubordinated obligations of the Company. The Subordinated Debt Securities will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Debt (as defined below) of the Company. See "-Subordination under the Subordinated Indenture". As a non-operating holding company, most of the assets of the Company are owned by the Company's subsidiaries, and the Company relies primarily on dividends or other payments from such subsidiaries to meet its obligations for payment of principal and interest on its outstanding debt obligations. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. In addition, the payment of dividends or other amounts by the Company's insurance company subsidiary, Financial Security Assurance Inc., is limited under the applicable insurance laws and regulations of the State of New York. The Indentures do not limit the aggregate amount of Debt Securities that may be issued thereunder. Except as otherwise provided in the applicable Prospectus Supplement, the Indentures, as they apply to any series of Debt Securities, do not limit the incurrence or issuance of other secured or unsecured debt of the Company, whether under either of the Indentures or any other indenture that the Company may enter into in the future or otherwise.

         The Debt Securities will be issuable in one or more series pursuant to an indenture supplemental to the Senior Indenture or the Subordinated Indenture, as the case may be, or in accordance with a resolution of the Company's Board of Directors or a committee thereof.

         The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Debt Securities (to the extent such terms are applicable to such Debt Securities): (1) the title of the Debt Securities;
(2) any limit upon the aggregate principal amount of the Debt Securities; (3) the date or dates on which the principal of the Debt Securities is payable; (4) the rate or rates, if any, at which the Debt Securities shall bear interest, the interest payment dates on which any such interest shall be payable, the right, if any, of the Company to defer or extend an interest payment date, or the method by which any of the foregoing shall be determined; (5) the place or places where, subject to the terms of the Indenture, the principal of and premium, if any, and interest on the Debt Securities will be payable; (6) any period or periods within or date or dates on which, the price or prices at which and the terms and conditions upon which Debt Securities may be redeemed, in whole or in part, at the option of the Company pursuant to any sinking fund or otherwise; (7) the obligation, if any, of the Company to redeem, purchase or repay the Debt Securities pursuant to any sinking fund, amortization or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which and the other terms and conditions upon which the Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (8) the denominations in which any Debt Securities shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (9) if other than in U.S. Dollars, the currency or currencies (including currency unit or units) in which the principal of (and premium, if any) and interest, if any, on the Debt Securities shall be payable, or in which the Debt Securities shall be denominated; (10) any additions, modifications or deletions, in the Events of Default or covenants of the Company specified in the Indenture with respect to the Debt Securities; (11) if other than the principal amount thereof, the portion of the principal amount of Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof; (12) any index or indices used to determine the amount of payments of principal of and premium, if any, on the Debt Securities and the manner in which such amounts will be determined; (13) the issuance of a temporary Global Security representing all of the Debt Securities of such series and exchange of such temporary Global Security for definitive Debt Securities of such series; (14) whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Securities, and the circumstances under which any such Registered Global Security may be registered for transfer or exchange, or authenticated and delivered, in the name of a Person other than such Depositary or its nominee, if other than as set forth in the Indentures; (15) the appointment of any paying agent, transfer agent or registrars; (16) the terms and conditions of any obligation or right of the Company to convert or exchange the Subordinated Debt Securities into other Securities or at the option of a Holder thereof; (17) the relative degree, if any, to which the Debt Securities of any series shall be senior to or subordinated to other series of Debt Securities in right of payment, whether such other series of Debt Securities are outstanding or not; and (18) any other terms of the Debt Securities not inconsistent with the provisions of the Indentures. (Section 2.03).

         Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

         If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

         If any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of Debt Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION, PAYMENT AND TRANSFER

         Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same issue and series, of any authorized denominations, of a like aggregate principal amount.

         Debt Securities may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Trustees as registrars under the Indentures. If the applicable Prospectus Supplement refers to any transfer agents or paying agents (in addition to the registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or paying agent or approve a change in the location through which any such transfer agent or paying agent acts. The Company may at any time designate additional transfer agents or paying agents with respect to any series of Debt Securities.

         Neither the Company nor the Trustees shall be required to exchange or register a transfer of (a) any Debt Securities of any series for a period of 15 days preceding the first mailing of notice of redemption for such series to be redeemed, or (b) any Debt Securities selected, called or being called for redemption except, in the case of any Debt Security to be redeemed in part, the portion thereof not so to be redeemed.

         Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and any interest on Debt Securities will be made at the office of the Trustee for such Debt Securities in the City of New York or at the office of such paying agent or paying agents as the Company may designate from time to time in an applicable Prospectus Supplement, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on any record date for such interest, except in the case of defaulted interest.


GLOBAL DEBT SECURITIES

         The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Debt Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Debt Security may not be transferred except as a whole by the Depositary for such Global Debt Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor Depositary or any nominee of such successor.

         The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

         Upon the issuance of a Global Debt Security, and the deposit of such Global Debt Security with or on behalf of the Depositary, the Depositary for such Global Debt Security or its nominee will credit on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Debt Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Debt Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

         So long as the Depositary for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Debt Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Debt Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

         Payments of principal of (and premium, if any) and interest on individual Debt Securities represented by a Global Debt Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Debt Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any paying agent, or the Securities registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of the Global Debt Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The Company expects that the Depositary for a series of Debt
Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Debt Security representing any of such Debt Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debt Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Debt Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in `street name'. Such payments will be the responsibility of such Participants.

         Unless otherwise specified in the applicable Prospectus Supplement, if a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Debt Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Debt Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Debt Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Debt Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Debt Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Debt Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Debt Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

CERTAIN COVENANTS OF THE COMPANY

         LIMITATIONS ON LIENS. Under the Senior Indenture, so long as Senior Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for borrowed money which is secured by a Mortgage of any nature on any of the present or future capital stock of any Restricted Subsidiary unless the Senior Debt Securities then outstanding shall be secured equally and ratably with, or prior to, such other secured debt so long as it is outstanding. (Section 3.06)

         LIMITATIONS ON DISPOSITION OF STOCK OF RESTRICTED SUBSIDIARIES. Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Restricted Subsidiary except for (i) a sale, transfer or other disposition of any capital stock of any Restricted Subsidiary to a wholly owned Subsidiary of the Company or such Subsidiary; (ii) a sale, transfer or other disposition of the entire capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith); or
(iii) a sale, transfer or other disposition of the capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith) if, after giving effect thereto, the Company and its Subsidiaries would own more than 80% of the issued and outstanding Voting Stock of such Restricted Subsidiary. (Section 3.07)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

         Under the Senior and Subordinated Indentures, so long as Debt Securities are outstanding, the Company will not consolidate with or merge into any other corporation or convey, transfer or lease its properties or assets as an entirety or substantially as an entirety to any person, unless (i) the successor or purchaser is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;
(ii) such successor or purchaser shall expressly assume, by supplemental indenture satisfactory in form to the related Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all the Debt Securities and the performance and observance of every covenant and condition of the Company under the related Indenture; and (iii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing under the related Indenture. (Section 9.01)

CERTAIN DEFINITIONS

         The covenants and other provisions relating to the Debt Securities are to be read in conjunction with the definitions contained in the Senior and Subordinated Indentures, certain of which are substantially to the following effect:

         "Debt Securities" means all unsecured debt securities, notes or other evidences of indebtedness issued in one or more series that the Company may issue from time to time in accordance with the terms of the related Indentures.

         "Mortgage" means any mortgage, pledge, lien, security interest or other encumbrance.

         "Restricted Subsidiary" means Financial Security Assurance Inc. and any successor to all or substantially all of its business, provided that such successor is a Subsidiary.

         "Subsidiary" means a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

         "Voting Stock" means, with respect to any Subsidiary, stock of any class or classes (or equivalent interests), if the holders of the stock of such class or classes (or equivalent interests) are ordinarily, in the absence of contingencies, entitled to vote for the election of the directors (or persons performing similar functions) of such corporation, even though the right so to vote has been suspended by the happening of such a contingency.

EVENTS OF DEFAULT

         Any one of the following events will constitute an Event of Default with regard to any series of Debt Securities under each of the Indentures: (i) default continued for 30 days in payment of any installment of interest on any of the Debt Securities when due; (ii) default in payment of all or any part of the principal of the Debt Securities when due and payable either at maturity, upon any redemption, by declaration or otherwise; (iii) default continued for 60 days after notice of such default in performance of any covenant or warranty of the Indenture by the Company in respect of the Debt Securities; (iv) certain events of default with respect to indebtedness of the Company (other than the Debt Securities or non-recourse obligations of the Company) in an aggregate principal amount in excess of $10,000,000 which default shall consist of the failure to make any payment at maturity or shall have resulted in the acceleration of the maturity of such indebtedness; (v) certain events of bankruptcy, insolvency, or reorganization of the Company or any Restricted Subsidiary; or (vi) any other Event of Default provided in the supplemental indenture or resolution of the Board of Directors under which such series of Debt Securities is issued or in the form of Debt Security for such series. (Section 5.01) The Company is required to file with the Trustee annually a written statement as to the fulfillment of certain of its obligations under the Indenture. (Section 3.05)

         Each Indenture provides that the Trustee may withhold notice to the holders of Debt Securities of any default (except in payment of principal of or premium, if any, or interest on the Debt Securities) if the Trustee considers it in the interest of the holders of the Debt Securities to do so. (Section 5.11)

         Each Indenture provides that (a) if an Event of Default described in clause (i) or (ii) above shall have occurred and be continuing with regard to the Debt Securities of any series, either the Trustee or the holders of 25% in aggregate principal amount of the Debt Securities of that series then outstanding (each such series acting as a separate class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of such series and interest accrued thereon, if any, to be due and payable immediately and (b) if an Event of Default described in clause (iii), (iv) or (v) above shall have occurred and be continuing, either the Trustee or the holders of 25% in aggregate principal amount of all Debt Securities (or in the case of an Event of Default described in clause (iii) above, all series affected by such Event of Default) then outstanding (voting as a single class) may declare the principal (or, if Debt Securities of such series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities (in the case of clause (iii) above, limited to all series affected) then outstanding and interest accrued thereon, if any, to be due and payable immediately. Upon certain conditions, such declaration by the holders of Debt Securities of any series may be annulled and past defaults which have been cured may be waived by (a) with respect to clauses (i) or (ii) the holders of a majority in aggregate principal amount of Debt Securities of such series (each such series voting as a separate class) then outstanding and (b) with respect to clauses (iii), (iv) or (v) above, the holders of a majority in aggregate principal amount of the Debt Securities of all series (in the case of clause
(iii) above, limited to all series affected by such default) then outstanding (voting as a single class). (Section 5.01) Prior to a declaration of acceleration of maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of each series voting separately or all series voting as a single class, depending on the nature of the Event of Default, may waive any Event of Default, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security of such series affected. (Section 5.10)

         Subject to the provisions of each Indenture relating to the duties of the Trustee, the Trustee shall be under no obligation to exercise any of its rights or powers under the relative Indenture at the request, order or direction of any of the holders of Debt Securities, unless such holders shall have offered the Trustee reasonable indemnity. (Section 6.02) Subject to such provision for indemnification, the holders of a majority in aggregate principal amount of the Debt Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.09)

DEFEASANCE AND COVENANT DEFEASANCE

         Except as may otherwise be provided in the applicable Prospectus Supplement with respect to the Debt Securities of any series, each Indenture provides that, subject to certain conditions, the Company may elect either (i) to be discharged from any and all obligations with respect to the Debt Securities (except for the obligations to register the transfer or exchange of the Debt Securities, to replace temporary or mutilated, defaced, destroyed, lost or stolen Debt Securities, to maintain an office or agency for the payment of principal and interest in respect of the Debt Securities, to appoint a paying agent and, if the Company elects to act as the paying agent, to hold moneys for such payment in trust) ("Defeasance") or (ii) to be released from its obligations with respect to the Debt Securities under Sections 3.06 and 3.07 of the Indenture (being the sections of the Indenture captioned "Limitations on Liens" and "Limitations on Disposition of Stock of Restricted Subsidiaries" SEE "Certain Covenants of the Company") ("Covenant Defeasance"), upon the deposit with the Trustee (or another qualifying trustee) irrevocably in trust for such purpose, of money and/or United States government obligations in an amount which, in the opinion of a nationally recognized firm of independent public accountants delivered to such trustee, would be sufficient to pay the principal of and premium, if any, and interest on the Debt Securities on the scheduled due dates therefor. (Sections 13.01 through 13.04)

         Each Indenture provides that, to effect Defeasance or Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel to the effect that Defeasance or Covenant Defeasance, as the case may be, will not cause the holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes. In addition, in the case of Defeasance, such opinion of counsel must state that a private letter ruling or a revenue ruling to the same effect has been issued by the United States Internal Revenue Service or state that since the date of the Indenture there has been a change in the applicable federal income tax law or the interpretation thereof to the same effect. (Section 13.04)

         With respect to the Subordinated Indenture, in order to be discharged as described above, no default in the payment of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing or no Event of Default with respect to the Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date it would have become due and payable.

MODIFICATION AND WAIVER

         Each Indenture provides that the Company may enter into a supplemental indenture or indentures for the purpose of adding to, changing or eliminating any of the provisions of such Indenture or of any supplemental indentures or of modifying the rights of the holders of Debt Securities issued thereunder if approved in writing signed by the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities affected thereby voting as one class; provided that the consent of each holder of Debt Securities affected thereby is required for any modification or alteration which (i) extends the final maturity of any Debt Securities, or reduces the principal amount thereof, or reduces the rate or extends the time of payment of interest thereon, or reduces any amount payable on redemption thereof or impairs or affects the right of any holder of Debt Securities to institute suit for the payment thereof, (ii) reduces the percentage in aggregate principal amount, the consent of the holders of which is required for any such supplemental indenture or (iii) modifies any provision with respect to the subordination of Debt Securities of any series in a manner adverse to the holders thereof. (Section 8.02) The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of all series (including the Debt Securities) voting as one class may waive compliance by the Company with certain covenants contained in each Indenture. (Section 3.08)

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

         In the Subordinated Indenture, the Company has covenanted and agreed that any Subordinated Debt Securities issued thereunder will be subordinate and junior in right of payment to all Senior Debt to the extent provided in the Subordinated Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of the Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 14.01 and 14.02)

         In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, or the Subordinated Debt Securities. (Section 14.03)

         No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 14.04)

         The Subordinated Indenture defines "Senior Debt" as the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the Bankruptcy code was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) Debt to any employee of the Company,
(iv) any liability for taxes, (v) indebtedness or monetary obligations to trade taxes and (v) indebtedness or monetary obligations to trade creditors or assumed by the Company or any of its subsidiaries in the ordinary course of business in connection with the obtaining of materials or services. As used in the proceeding sentence the term "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; and (vi) every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         The Subordinated Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company may from time to time incur additional indebtedness constituting Senior Debt.

         The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

CONVERSION OR EXCHANGE

         The Subordinated Debt Securities of any series may be convertible or exchangeable into Common Stock or other Securities. The specific terms and conditions on which Subordinated Debt Securities of any series may be so converted or exchanged will be set forth in the applicable Prospectus Supplement. Such terms may include the conversion or exchange price, provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, and provisions under which the number of shares of Common Stock or other Securities to be received by the holders of Subordinated Debt Securities would be calculated as of a time and in the manner stated in the applicable Prospectus Supplement.


                             DESCRIPTION OF COMMON STOCK

         The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, par value $.01 per share. At July 31st, 1997, there were outstanding 31,016,527 shares of Common Stock of the Company (includes 1,127,883 shares of Common Stock owned by a trust on behalf of the Company and excludes 1,259,774 shares of Common Stock actually held in treasury).

         The following description of the common stock of the Company is subject to the detailed provisions of the Company's Certificate of Incorporation and by-laws as currently in effect (the "Bylaws"). This description does not purport to be complete or to give full effect to the terms of the provisions of statutory or common law and is subject to, and qualified in its entirety by reference to, the Certificate of Incorporation and the Bylaws, each of which has been filed as an exhibit to or will be incorporated by reference in the Registration Statement of which this Prospectus is a part.

         The amount of dividends payable in the future will be reviewed periodically by the Board of Directors in light of the Company's earnings, financial condition and capital and other cash requirements. It is the policy of the Board of Directors that FSA Holding retain an adequate portion of its earnings to support the growth of its business. There is no requirement or assurance that dividends will be paid.

         Most of the operations of the Company are conducted through FSA.
FSA's ability to declare and pay dividends to Capital Guaranty which in turn declares and pays dividends to the Company, is dependent on FSA's financial condition, results of operations, cash requirements and other related factors and is also subject to restrictions contained in the insurance laws and related regulations of New York and other states.


         The Company will ordinarily be required to withhold United States federal income taxes in the amount of 30% of any dividends paid to non-United States shareholders not otherwise subject to United States federal income taxation, unless a tax treaty between the United States and the country of the shareholder's residence provides for withholding at a reduced rate.

         The Common Stock is traded on the New York Stock Exchange under the symbol FSA. The transfer agent for the Common Stock is The Bank of New York.


                                 PLAN OF DISTRIBUTION

         The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in an applicable Prospectus Supplement.

         Offers and sales of Securities hereunder may be effected at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as its agents to offer and sell the Securities upon the terms and conditions set forth in any Prospectus Supplement. If Securities are sold by means of an underwritten offering, the Company will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable Prospectus Supplement which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is being delivered to the public. If any underwriter or underwriters are utilized in the sale of the Securities, unless otherwise set forth in the applicable Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Securities will be obligated to purchase all such Securities if any are purchased.

         In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

         Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company to indemnification against and contribution toward certain civil liabilities, including liabilities, under the Securities Act, and to reimbursement by the Company for certain expenses.

         If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

         Offers to purchase Securities may be solicited directly by the Company and the sale thereof may be made by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such transaction will be set forth in the Prospectus Supplement relating thereto.

         The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. Certain series of the Securities will be a new issue and will not have an established trading market. No assurances can be given that there will be a market for any of the Securities.

         Agents, underwriters and dealers may be customers of, engage in transactions with or perform services for, the Company and its subsidiaries in the ordinary course of business.

                                    LEGAL MATTERS

         Certain legal matters with respect to the legality of the Securities being offered hereby will be passed upon for the Company by Bruce E. Stern, Esq., General Counsel of the Company, and for any underwriters or agents by counsel to be named in the Prospectus Supplement.


                                       EXPERTS

         The consolidated financial statements and the related financial statement schedule of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon dated January 24, 1997 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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    No person has been authorized to give any information
or to make any representations other than those contained
in this Prospectus Supplement or the Prospectus, and, if
given or made, such information or representations must                              $130,000,000
not be relied upon as having been authorized.  This
Prospectus Supplement and the Prospectus do not
constitute an offer to sell or the solicitation of an
offer to buy any securities other than the securities                              FINANCIAL SECURITY
desired in this Prospectus Supplement or an offer to sell                        ASSURANCE HOLDINGS LTD.
or the solicitation of an offer to buy such securities in
any circumstances in which such offer or solicitation is
unlawful. Neither the delivery of this Prospectus                           7.375% SENIOR QUARTERLY INCOME
Supplement or the Prospectus nor any sale made hereunder                           DEBT SECURITIES
or thereunder shall, under any circumstances, create any                         DUE 2097 (SENIOR QUIDS)
implication that there has been no change in the affairs
of the Company since the date hereof or that the                                      ==========
information contained herein or therein is correct as of                              [FSA LOGO]
any time subsequent to its date.                                                      ==========

                   ---------------                                               GOLDMAN, SACHS & CO.

                   TABLE OF CONTENTS                                          MORGAN STANLEY DEAN WITTER

                 PROSPECTUS SUPPLEMENT                                        PAINE WEBBER INCORPORATED

The Company............................................S-3                PRUDENTIAL SECURITIES INCORPORATED
Use of Proceeds........................................S-4
Capitalization.........................................S-4                        SMITH BARNEY INC.
Selected Consolidated Financial and                                      REPRESENTATIVES OF THE UNDERWRITERS
   Statistical Data....................................S-5
Ratio of Earnings to Fixed Changes.....................S-7
Description of Debt Securities.........................S-7
Underwriting...........................................S-9
Legal Opinions........................................S-10
Experts...............................................S-10

                      PROSPECTUS

Available Information....................................2
Incorporation of Certain Documents
   by Reference..........................................3
The Company..............................................3
Use of Proceeds..........................................4
Ratio of Earnings to Fixed Charges.......................5
Description of Debt Securities...........................5
Description of Common Stock.............................14
Plan of Distribution....................................15
Legal Opinions..........................................16
Experts.................................................16

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